SEC File No. 70-10122

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

CERTIFICATE PURSUANT TO

RULE 24

OF PARTIAL COMPLETION OF

TRANSACTIONS

FirstEnergy Corp.

------------------------------------------------------------------------
In the matter of                                                  :
FirstEnergy Corp.                                              :   Certificate Pursuant
                                                                                                :   to Rule 24 of Partial
                                                                                                :   Completion of
                                                                                                :   Transactions
                                                                                                :
SEC File No. 70-10122                                       :
(Public Utility Holding Company Act        :
of 1935)                        :
------------------------------------------------------------------------

TO THE MEMBERS OF THE SECURITIES AND EXCHANGE COMMISSION:

The undersigned, FirstEnergy Corp. (FirstEnergy) hereby certifies pursuant to Rule 24 of the Rules and Regulations under the Public Utility Holding Company Act of 1935 (the Act), that certain of the transactions proposed in the Applications, as amended, filed in SEC File No. 70-10122 have been carried out in accordance with the Commission’s Order dated June 30, 2003 as follows:

(1)	During the period October 1, 2004 through December 31, 2004, there were no sales of common stock or preferred securities by FirstEnergy.

(2)	FirstEnergy issued 290,537 shares of common stock pursuant to dividend reinvestment plans and zero shares of common stock were granted under employee benefit plans during the fourth quarter of 2004.

(3)	During the period October 1, 2004 through December 31, 2004, no FirstEnergy common stock was transferred to a seller of securities of a company being acquired.

(4)
During the period October 1, 2004 through December 31, 2004, there was no Long-term Debt and Preferred Securities issued by FirstEnergy. FirstEnergy issued the following Short-term Debt during the fourth quarter of 2004:

	Transaction	Maturity		Transaction
	Date	Date	Rate	Amount
CitiBank (FirstEnergy Revolver - 1 Billion 3 Year Facility)
FirstEnergy	10/20/2004	10/27/2004	2.95%	$60,000,000.00
FirstEnergy	12/1/2004	12/8/2004	3.20%	$50,000,000.00
FirstEnergy	12/8/2004	12/15/2004	3.26%	$20,000,000.00
FirstEnergy	12/15/2004	12/22/2004	3.45%	$40,000,000.00
FirstEnergy	12/20/2004	12/29/2004	3.45%	$140,000,000.00
FirstEnergy	12/29/2004	1/5/2005	3.58%	$140,000,000.00
FirstEnergy	12/30/2004	1/6/2005	3.58%	$75,000,000.00

(5)	During the period October 1, 2004 through December 31, 2004, the following short-term debt was issued by the Utility Subsidiaries:

	Transaction	Maturity		Transaction
	Date	Date	Rate	Amount
FirstMerit (Ohio Edison Company (OE) Bi-Lateral Facility)
OE	10/1/2004	10/4/2004	2.50%	$14,000,000.00
OE	10/22/2004	10/26/2004	2.50%	$14,000,000.00
OE	12/3/2004	12/9/2004	2.75%	$14,000,000.00
OE	12/10/2004	12/13/2004	2.81%	$2,000,000.00
OE	12/22/2004	12/23/2004	3.00%	$14,000,000.00
OE	12/30/2004	1/4/2005	3.00%	$14,000,000.00

KeyBank (OE Bi-Lateral Facility)
OE	10/25/2004	10/26/2004	2.92%	$6,000,000.00
OE	10/29/2004	11/2/2004	3.00%	$13,750,000.00
OE	11/1/2004	11/3/2004	3.00%	$6,250,000.00
OE	11/29/2004	11/30/2004	3.20%	$10,000,000.00
OE	12/1/2004	12/2/2004	3.19%	$5,000,000.00
OE	12/3/2004	12/6/2004	3.15%	$9,000,000.00
OE	12/7/2004	12/9/2004	3.17%	$8,000,000.00
OE	12/22/2004	12/23/2004	3.39%	$10,000,000.00
OE	12/30/2004	12/31/2004	3.44%	$20,000,000.00

Under the Utility Money Pool, the principal balance of borrowings at the end of the fourth quarter of 2004 and average interest rate during the fourth quarter of 2004 are as follows:

Regulated Money Pool	Average	Principal
Loan to/(Borrowing from):	Interest Rate	Balance

OE	1.7596%	$503,029,195
Pennsylvania Power Company (Penn)	1.7596%	(11,789,384)
The Cleveland Electric Illuminating Company (CEI)	1.7596%	(472,876,225)
The Toledo Edison Company (TE)	1.7596%	(429,517,644)
American Transmission Systems, Incorporated (ATSI)	1.7596%	97,964,727
Jersey Central Power & Light Company (JCP&L)	1.7596%	(248,532,345)
Metropolitan Edison Company (Met-Ed)	1.7596%	(80,090,192)
Pennsylvania Electric Company (Penelec)	1.7596%	(241,496,076)
York Haven Power Company	1.7596%	13,404,442

(6)	During the fourth quarter of 2004, there were no financings consummated by any Non-Utility subsidiary that were not exempt under rule 52.

(7)	During the fourth quarter of 2004, the following guarantees were made by FirstEnergy to support activities of its subsidiaries:

			Purpose of
Beneficiary	Amount	Terms	Guarantee

FirstEnergy Solutions Corp. (FES) (Trading - Electric)
Mirant Americas Energy Marketing	$5,000,000	(a)	(b)

FES (Trading - Gas)
Chevron Texaco	$5,000,000	(a)	(b)
CoEnergy Trading Company	$8,000,000	(a)	(b)
Deutsche Bank AG	$3,500,000	(a)	(b)
Statoil Natural Gas LLC	$1,000,000	(a)	(b)

FirstEnergy Generation Corp. (Fuel Marketing / Coal)
Peabody COALTRADE	$1,500,000	(a)	(c)

(a)	Such guarantees are issued for a one-year term, with a ten-day termination right by FirstEnergy

(b)	Parental guarantees issued by FirstEnergy to provide credit support for natural gas purchases by subsidiary

(c)	Credit backstop to support coal purchases and emission trading

The following Letters of Credits (LOC) were issued during the fourth quarter of 2004:

		Purpose of
Beneficiary	Amount	LOC

FirstEnergy
Travelers Casualty and Surety Co. of America	$18,000,000	(a	)
Travelers Casualty and Surety Co. of America	$3,000,000	(b	)
Deutsche Bank Trust Company Americas	$46,150,595	(d	)

MYR Group Inc.
C.N.A. Insurance	$565,412	(c	)

(a)	Replaced Surety Bonds on self-insurance coverage due to rating agency changes. Original LOC was issued in the first quarter 2004.
(b)
Replaced Surety Bonds on behalf of JCP&L, FES, FirstEnergy Service Company, and FirstEnergy Telecom Services, Inc. on workers compensation and self-insurance coverage due to rating agency changes. Original LOC was issued in the fourth quarter 2003.

(c)	Replaced Surety Bonds on MYR Group Inc. insurance and workers compensation policies. Original LOC was issued in the fourth quarter 2003.
(d)
Lenders granted FirstEnergy the ability to sell its remaining 20.1% in Aquila Sterling Holdings, and unencumbered the Argentina assets abandoned in April 2003. Original LOC of $60 million was issued in the fourth quarter 2003.

(8)
During the fourth quarter of 2004, FirstEnergy entered into seven (7) transactions designed to hedge the fair value of a portion of its fixed-rate long-term debt portfolio against decreases in interest rates. The hedge structures are fixed - for - floating interest rate swaps, whereby FirstEnergy will receive fixed payments equivalent to the fixed coupon rate of the bond being hedged, and pay floating rate payments based on the 3-month and 6-month London Interbank Offering Rates (LIBOR) plus or minus an applicable spread. The debt instruments being hedged, notional amounts, counterparties, and principal terms of the fair value hedges are filed pursuant to request for confidential treatment.

(9)	Investments made during the fourth quarter of 2004 in any intermediate subsidiary or financing subsidiary are as follows:

Company	Investment
(In Thousands $)

Centerior Funding Corp.	$97,140
Penn Power Funding LLC	$500
GPU Power, Inc.	$447

(10)  During the fourth quarter of 2004 FirstEnergy filed the following U-6B-2 forms:

Company	Filing Date
CEI	October 7, 2004
TE	October 7, 2004
OE	November 30, 2004

(11)	There were no jurisdictional financing transactions during the fourth quarter of 2004.

(12)	The following table presented in thousands, provides the capital structure of FirstEnergy on a consolidated basis and each Utility Subsidiary as of the end of the fourth quarter 2004.

FirstEnergy	Amount	Ratio
Common Equity	$8,589,294	42.84%
Preferred Stock	335,123	1.67%
Long-Term Debt	10,954,293	54.64%
Short-Term Debt	170,489	0.85%
Total Capitalization	$20,049,199	100.00%

OE
Common Equity	$2,493,809	58.19%
Preferred Stock	100,070	2.33%
Long-Term Debt	1,513,177	35.31%
Short-Term Debt	178,859	4.17%
Total Capitalization	$4,285,915	100.00%

CEI
Common Equity	$1,853,561	41.33%
Preferred Stock	96,404	2.15%
Long-Term Debt	2,046,818	45.63%
Short-Term Debt	488,633	10.89%
Total Capitalization	$4,485,416	100.00%

TE
Common Equity	$835,327	46.88%
Preferred Stock	126,000	7.07%
Long-Term Debt	391,249	21.95%
Short-Term Debt	429,517	24.10%
Total Capitalization	$1,782,093	100.00%

Penn
Common Equity	$327,379	60.77%
Preferred Stock	39,105	7.26%
Long-Term Debt	160,411	29.77%
Short-Term Debt	11,852	2.20%
Total Capitalization	$538,747	100.00%

JCP&L
Common Equity	$3,155,362	67.53%
Preferred Stock	12,649	0.27%
Long-Term Debt	1,255,850	26.88%
Short-Term Debt	248,532	5.32%
Total Capitalization	$4,672,393	100.00%

Met-Ed
Common Equity	$1,285,419	61.28%
Preferred Stock	-	-%
Long-Term Debt	732,171	34.90%
Short-Term Debt	80,090	3.82%
Total Capitalization	$2,097,680	100.00%

Penelec
Common Equity	$1,305,015	64.07%
Preferred Stock	-	-%
Long-Term Debt	490,119	24.07%
Short-Term Debt	241,496	11.86%
Total Capitalization	$2,036,630	100.00%

(13)	The following table presented in thousands provides retained earnings analysis of FirstEnergy on a consolidated basis and each Utility Subsidiary as of the end of the fourth quarter 2004.

	FirstEnergy	OE	CEI	TE
Balance, December 31, 2003	$1,604,385	$522,934	$494,212	$113,620
Net Income	878,175	342,766	236,531	86,283
Cash Dividends on Preferred Stock	-	(2,502)	(7,003)	(8,844)
Cash Dividends on Common Stock	(490,529)	(421,000)	(170,000)	-
Other*	(135,168)	-	-	-
Balance, December 31, 2004	$1,856,863	$442,198	$553,740	$191,059

	Penn	JCP&L	Met-Ed	Penelec
Balance, December 31, 2003	$54,179	$22,132	$27,011	$18,038
Net Income	59,076	111,639	66,955	36,030
Cash Dividends on Preferred Stock	(2,560)	(500)	-	-
Cash Dividends on Common Stock	(23,000)	(90,000)	(55,000)	(8,000)
Other	-	-	-	-
Balance, December 31, 2004	$87,695	$43,271	$38,966	$46,068

* Common stock dividends declared in 2004 and payable in 2005.

(14)	During the fourth quarter of 2004, there was no change to any of the credit ratings of FirstEnergy Corp. or any of its subsidiaries by any of the nationally recognized credit rating agencies.

(15)
FirstEnergy’s aggregate investment includes all amounts invested, or commitments to be invested, in exempt wholesale generators (EWGs), for which there is recourse, directly or indirectly, to the registered holding company. Accordingly, FirstEnergy’s aggregate investment as of December 31, 2004 is as follows:

(In Thousands
FE Generation Corp.	$962,645
Termobarranquilla S. A.	46,551
Aggregate Investment in EWGs	$1,009,196*

* Aggregate investment amounts reflected here include LOCs and guarantees, but do not include any goodwill or other fair value adjustments.

Aggregate Investment as a Percentage of FirstEnergy and Subsidiary Companies:

Total capitalization	$20,049,199	5.0%
Net utility plant	$13,478,356	7.5%
Total consolidated assets	$31,067,944	3.2%
Market value of common equity	$13,031,831	7.7%

(16)	Set forth below is a summary of the direct or indirect investments as defined in SEC Rule 53(a) by FirstEnergy, as of December 31, 2004 in EWGs, as well as the percentage of equity ownership.

	FirstEnergy’s
	Investment at	FirstEnergy’s	Owners not Affiliated with FirstEnergy
	121/31/04	% Equity		Type
Associate Company	($000)*	Ownership	Name of Entity	of Entity

Termobarranquilla S.A. (a)	$46,551	0%	ABB Energy Ventures, Inc.	Foreign
Lancaster Steel				Foreign
Distral Group				Foreign
Corp. Electrica				Foreign
Corp. Electrica
De la Costa
Atlantica
Darby Mazzanine
Holdings, LLC

FE Generation Corp.	962,645	100%	Not Applicable	N/A
Total Aggregate Investment
in EWGs	$1,009,196

   (*)   Aggregate investment amounts reflected here include LOCs and guarantees, but do not include any goodwill or other fair value adjustments.

(a)	FirstEnergy sold Termobarranquilla S.A. on January 31, 2004. The remaining investment represents outstanding LOCs issued by FirstEnergy.

(17)	FirstEnergy and Subsidiary Companies Consolidated Capitalization Ratios as of December 31, 2004:

	Amount (000’s)	Ratio
Common equity	$8,589,294	42.8%
Preferred stock not subject to mandatory redemption	335,123	1.7%
Long-term debt	10,954,293	54.6%
Notes payable	170,489	0.9%

Total capitalization	$20,049,199	100.0%

(18)	Market-to-book ratio of FirstEnergy and Subsidiary Companies common stock at December 31, 2004:

Closing Market Price per Share	$39.51
Book Value per Share	$26.17
Market-to Book Ratio of Common Stock	151.0%

(19)	No new EWG/FUCO project covered by the Modified Rule 53 Test in which FirstEnergy has invested or committed to invest during the fourth quarter of 2004.

(20)	Analysis of Growth in Retained Earnings for FirstEnergy and Subsidiary Companies:

(In Thousands)
Retained Earnings as of 12/31/04	$1,856,863
Retained Earnings as of 12/31/03	1,604,385
Growth in Retained Earnings	$252,478

Analysis of Growth in Retained Earnings:
Income contribution from regulated utility companies	$893,910
Income contribution from EWGs	122,996
Income contribution from all other companies	67,691
FirstEnergy Holding and Service companies	(206,422)
Cash dividends declared on common stock	(625,697)
Growth in Retained Earnings	$252,478

(21)	Statements of Operations for the period ended December 31, 2004 for FirstEnergy Generation Corp. will be filed separately under a request for confidential treatment under Rule 104 (b)

SIGNATURE

The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

FirstEnergy Corp.

March 23, 2005
	By:	/s/ Harvey L. Wagner
Harvey L. Wagner Vice President, Controller and Chief Accounting Officer (Principal Accounting Officer)